EDIT SHARE


LIVE LIKE YOU LIVE HERE.
CAFETERIA

## WhereBy.Us

A platform for local engagement, helping the world's curious locals explore and connect with their cities. Edit Profile

| $500 | $5,000,000 | Crowd Note |
|---|---|---|
| Minimum | Valuation cap | Security Type |

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

WhereBy.Us is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by WhereBy.Us without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Revenue Last 12 Months
$914,000

Monthly Impressions
1,200,000+

- 2.3x revenue growth from 2015 to 2016
- Running local digital publications in Miami (The New Tropic) and Seattle (The Evergrey). Projected to launch three new cities in 2017.
- 25,000 local daily e-mail subscribers
- Email open rate over 41%
- Investors include Knight Foundation, Quixotic Ventures, Accelerated Growth Partners Miami

- Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $70,000
- Offering Type: Side by Side Offering

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest

We're building a media platform for understanding and engaging curious locals— the leaders and tastemakers who are powering growing cities around the world.

### The opportunity

The future is built in cities. Cities capture our imagination. They're centers of innovation, creativity, and exploration, solving the world's problems, and attracting the most promising minds of our next generation. That generation is reinventing everything from business to politics to culture, and building the ideas that will shape the future of where and how we live.

Millennials are moving to emerging cities more than any generation in history, creating a new demand for local information while rejecting old media models. We're here to help them keep up, get involved, and make connections that accelerate their vision — and have more fun in the process.

**We're here to help a generation of digital nomads live like they live here.**

National brands and local small businesses want to connect with this valuable and influential audience, but the local model is broken. Costs are inefficient, and results are unpredictable. Display and social ads are challenging for local businesses, and often don't generate deep engagement. National brands work through disjointed networks of local PR/marketing firms to engage in their target cities, with questionable results that rarely last.



## Our solution

We create local digital publications that use multimedia content and community data to engage locals who care about their cities. Our platform lets us understand our users better than anyone else, build loyal communities, and create measurable, meaningful engagement for our cities and our customers.

Since starting in 2015, we've launched publications in Miami (The New Tropic) and Seattle (The Evergrey), acquired 10% of our target market as subscribers (ages 25-45, educated, living/working in the urban core), built a rapidly growing business model, and developed a technology platform and growth approach to efficiently launch and gain market position in cities around the world.

**Each of our brands creates three things:**

- **Daily e-mail newsletters— focused on deep engagement with a loyal audience, our newsletters provide a look at the day's local news, a curated planner of local events, and original conversation.**
- **High-impact social content— we use video and other multimedia to tell stories about what's happening in our cities, in formats built for social consumption, conversation, and sharing.**
- **Engagement events— we activate our community for in-person experiences we create with local partners, helping our users find ways to get involved and explore.**

## The business model

We have four channels for using local engagement to create scalable revenue.

1. **Creative Studio—** a service that helps national brands and large local companies create the same kind of engagement we create for ourselves. We deliver multimarket campaigns that use research, custom content, and creative activations to generate awareness and conversion for clients with scalable efficiency. Our major customers include tech companies like Lyft and Airbnb, corporations like Citi, and public institutions like Miami-Dade County and the Curaçao Tourist Board.
2. **Automated newsletter advertising—** our proprietary self-service ad platform lets small and medium businesses buy personalized ads in our newsletters to reach the locals they care about at competitive cost, and automates the process on the backend for our team.
3. **Membership—** subscribers become paid members, giving them access to special content, giveaways, and events.
4. **Events and E-Commerce—** our Community Creators program works with local creatives, whose content, merchandise, and events we market through our local sites. This program helps us tap the engagement value of events in a way that scales more effectively than producing events in-house.

## Pitch Deck


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LIVE LIKE YOU LIVE HERE.
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Highlights
Overview
Product & Service
Team Story
DOWNLOAD
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest

## Product & Service

### Creating deep engagement through media

The future of media is built on authenticity and trust. We've learned that a real connection to community is required to serve the needs of users in growing cities and build valuable engagement. When high-interest topics are networked across cities, they spark national and global conversation.

We create that connection by understanding our communities through research, data, social listening, and content activations; and by crafting publications that have the voice and feeling of the communities they serve. That's why each of our publications has a unique brand and a small team on the ground.

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## How we scale local

The model becomes scalable through our platform and our centralized support structure. Because our revenue isn't dependent on pageviews or traffic, but rather on delivering meaningful engagement among the next leaders of emerging cities, we don't have to grow content production or content staff to grow our business. We make no money from website display advertising, because it doesn't scale well for local.

We launch new cities with a single editor, supported by our HQ team which provides centralized business development, product and technology, design, creative, and backoffice. Our market launch strategy focuses on acquiring "leading locals"—highly engaged, well-networked subscribers who adopt us early and share us with their friends.

This means we can launch in new cities for less than $150,000, and we project achieving local profitability within the first six months of operation (Seattle, our first expansion, is on track to do it in 8 months). At maturity, our local teams consist of two people: a brand director and a community manager. We're built to capture and serve a large market share with lean local operations.

As we launch in new markets, the value of our network grows exponentially: helping connect locals across cities, connecting travel and business opportunities; and serving multimarket campaigns to our clients.

## What makes us different

Making local content is relatively easy. Driving valuable engagement from it is hard. We have two core competitive advantages to other approaches to local media:

- Our model for understanding local influencer behavior
- Our technology

## Our user model

The constrained size of local markets makes engagement more valuable than reach. We designed a process for understanding the behaviors, motivations, media habits, and engagement patterns of curious locals. This process makes us considerably more effective at conversion—connecting our users to the things they care about, and to our customers' products/services—than typical local media. Many of our campaigns deliver competitive conversion rates (clicks, shares, signups, attendance) to ads in traditional outlets with nominal audiences much larger than our own.

Our process uses qualitative and quantitative data to help us create actionable personas, segment our communities, and build targeted engagement. We use this process for every market we launch, and every project we create.

## Our technology

Technology is a core part of our solution: a platform that enables quick, efficient launches in new markets, deep understanding of local user communities, and market-leading conversion.

To date, we've built and deployed in-house technology for newsletter advertising that enables efficient production and self-service, one-click ad buying from local SMBs. This beta product currently generates over 10% of our monthly revenue. As we iterate on this product and launch our conversion tool, we project this recurring revenue will grow to 40% of our mix over the next five years.

This year, we are developing the next pieces of our platform (that's a big focus of this round). This technology will help propel us to 5 markets by the end of the year.

**Advertising platform growth**

- Customer dashboard for managing campaigns
- Targeting and reporting data
- Automated newsletter builder for advertising delivery
- Licensing opportunities for newsletter businesses

**Conversion tracking**

- Using data science to understand user survival, conversion rates, local subscriber lifetime value, and local subscriber acquisition patterns
- Providing easily actionable data to local teams inside their publishing tools
- Customizing calls to action and the content we serve users

## Gallery

Meet Seattle's November Project
THE EVERGREY
LIVE LIKE YOU LIVE HERE
01:25
HD vimeo

Meet Seattle's November Project. An example of our content showcasing local organizations and activities for our community.

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## Team Story

Our company started because we hate sitting still. We're media nerds, but most conversations about our community are soul-sucking exercises in boredom: too many charts, too much of one dude talking, no feeling that you can make a difference since you can't go outside and start digging a new subway by yourself.

So we tried a different kind of gathering in early 2013. The first event was a question: How can we make Miami a more awesome place to live? We brought out white boards and post-its and play-doh. We had volunteers run groups on things they cared about. We created ideas together, as strangers who'd mostly never met. We thought we'd get a few dozen people. We got 300.

We organized events each month. We kept hearing ideas about media and storytelling: that our city wasn't connected, that there weren't good ways to keep up or connect with other locals. This was a challenge we knew how to tackle.

We met in Miami the way we help our users connect: out in the world, through community. Bruce and Chris made a movie together for a film festival (it wasn't bad!); Chris and Rebekah met at board game night (see? nerds.)

We started with a research deep dive into what it means to be a local; how different kinds of Miamians find things to do and learn about the city. We poured over data, conducted interviews, went out at night with strangers, and woke up at 6am to ride the train with people on their way to work. The insights became the first user models in a process we still use today.

In January of 2015, we launched our first publication, The New Tropic, for Miami's curious locals. We started with 7 subscribers (thanks Mom!) and a love letter to the city.

Today, we're a company of 14 people with publications in two cities, engaging with millions of locals every month, and building technology for the future of local. We're aiming to be in 25 cities over the next 5 years, and every growing city in the world after that.

We still use the play-doh. That stuff lasts forever.

## Meet the Founders



**Christopher Sopher**
CEO

While his early work included shooting video and writing newsletters, Chris is now exclusively on the CEO stuff: company strategy, new market growth, business development, and team recruitment.

He previously worked as Media Innovation Project Manager at Knight Foundation, where he managed a portfolio of grants and investments and helped run the Knight News Challenge, an innovation contest. Prior to Knight Foundation, he worked in media research and product design, and for the 2008 Obama for America campaign.

Thanks to a lot of experience with products for millennials, Chris has spoken and consulted for companies around the world on making better stuff for young people through human-centered design.



**Rebekah Monson**
VP/PRODUCT

Rebekah's a product manager, developer, and journalist who runs our product team, including our technology and our local brand operations. Before starting WhereBy.Us, she worked in many newsrooms from Washington to Florida, doing everything from city hall reporting to design and multimedia. She previously ran communications at the University of Miami's School of Communications.

Rebekah is the co-founder of Code for Miami, a Code for America brigade of volunteers working to transform civic technology in Miami-Dade; and co-founder of Hacks/Hackers Miami, a local chapter of the international grassroots organization.

Highlights

Product & Service

**Q&A with Founder** ▶

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion



**Bruce Pinchbeck**
VP/CREATIVE

Bruce is a creative producer and filmmaker who leads our Creative team, including internal design, marketing, and Creative Studio projects. Prior to WhereBy.Us, Bruce was a filmmaker at New World Symphony, and a content producer at Philly.com, NBC, and Comcast.

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EDIT     SHARE

## Key Team Members



**Ariel Zirulnick**
EDITORIAL, THE NEW TROPIC



**Anika Anand**
COMMUNITY, THE EVERGREY



**Monica Guzman**
EDITORIAL, THE EVERGREY



**Chris Adamo**
DIRECTOR OF BUSINESS DEVELOPMENT



**Ernie Hsiung**
DIRECTOR OF TECHNOLOGY

## Notable Advisors & Investors

✕     TERMS



**Knight Foundation**

Investor, Philanthropy investing in transformative ideas in media, technology, cities



**Mark Kingdon**

Investor, Three-time CEO (Organic, Second Life, NiftyThrifty); startup investor



**Agp Miami**

Investor, Angel investors providing smart capital to disruptive entrepreneurs



**Marco Botero**

Advisor, -Head of Client Solutions, Twitter -Director of Strategy & Digital Sales, ESPN



**S. Mitra Kalita**

Advisor, -VP Programming, CNN -Editorial strategy, LA TImes -Executive editor, Quartz

## Q&A with the Founder

**Q:  Does the company own any intellectual property?**

WhereBy.Us:  The company has several trademarks for its operating names and tagline: WhereBy.Us, The New Tropic, The Evergrey, and "live like you live here." . We will continue trademarking each new brand. We also develop in-house technology and are working on a continual basis to make the necessary filings and protections for this product platform as we develop it.

**Q:  What is your business model?**

WhereBy.Us:  The short version: we build and engage communities of curious locals. Those users provide direct revenue, and we help other businesses understand and engage them, too. The first way we do that is create local digital brands that serve this group of users through newsletters, social content, and in-person experiences. We start with a focus on the next generation of local leaders: people who are involved in building the future of their cities. Then we broaden our reach to other kinds of curious locals: people who like to eat, people who like to explore, people who just moved to the city. We have three primary revenue streams: First, our automated newsletter advertising platform serves ad campaigns into our daily e-mails, with self-service and customized options for businesses. This is 10% of our revenue right now, and we project it will grow to 30% by end of 2017. Second, we have our Creative Studio, which works on multi-market campaigns for clients to help them do the same kind of audience engagement that we do for our local brands: research, storytelling, experiences. Last year, the Creative Studio accounted for about 85% of our revenue. Over time that will fall to 50% as we continue building our ad and data technology. Third, we offer annual memberships and merchandise to our subscriber base. Memberships are $60 a year and give access to special content, events, and discounts. We target 5% of our subscribers to become members. Our creative team also works with local designers to offer locally themed clothing and merchandise, which we sell through our channels.

**Q:  How do you plan to scale following the raise?**

WhereBy.Us:  The SeedInvest raise will be focused on technology and expansion. Right now we are in two markets and our goal is to be in 5 by the end of the year. We've spent a lot of time developing our ability to quickly and efficiently pop up in new cities and gain a relevant market share. For us it's not about having a mass audience, it's about having the right audience - people who are loyal and engage with the things we make. The success of our model is how quickly and easily we can get that engaged community. Can we do it better and faster than a traditional media company which has an expensive newsroom operation. In our current cities, we've been able to do that. The way that we get to scale is by investing in our platform. We've already built a system for automated newsletter advertising and a Wordpress-integrated newsletter builder, and now we're developing tools for conversion and user engagement. That investment in technology brings our costs down and we can pop up in cities much quicker. We start with a local person on the ground in the city, add a second person as it grows, and we never get any bigger than that. The rest of our work is powered by our central teams and a network of local contributors. The majority of the funds will be used on extending our development and engineering team, and allowing us to launch in 3 new cities this year.

**Q:  In the longer term what do you see as your potential exits?**

WhereBy.Us:  There are a few opportunities. We see bigger media companies doing acquisitions that are about audience networks – how do we get new sets of passionate audiences? VOX bought the Curbed Network of local sites (which included real estate brand Curbed, food brand Eater, and fashion brand Racked) in 2013, for example. We're building a similar kind of network, but with a larger audience potential that's citywide instead of industry-specific.

**Q:  Could you walk me through each revenue line?**

WhereBy.Us:  Creative Marketing line – That's the Creative Studio. That's the work that we are doing for our clients. Those projects are built on a recurring monthly revenue. The baseline pricing is $5k per month and then there is $10k per month for larger projects. The bigger clients are anchor organizations – local government, tourism boards and destination marketers, national corporations like banks, big tech companies like Lyft— and that's on purpose because as we grow we can develop multi-market campaigns for these types of customers. Advertising is revenue coming from ad campaigns that are purchased in our newsletter through our online system. Membership is where subscribers buy an annual membership for a year for $60 – you get access to our community, cool stuff, special invites– it's not a huge percentage of our revenue, but it's a way to engage our core users. E-commerce is events and local merchandise. We work with local creatives who design products that are relevant to the local community and we sell those through the site.

**Q:  Why is there such a big spike in Creative Marketing Revenue in August 2016? Is that normal?**

WhereBy.Us:  We had a big contract with local government – they paid us all at once for the work – so that's why we had so much revenue for that month. The work actually continued through the end of November. That's also why you see a big spike in costs of sales that month – because we worked with a contractor that month on the project. If we were to space that out as the work actually happened, it would look more stable. This is one of the clients that helped us redo our billing. They are a government client – but they paid us in big lumps initially. We renewed with them in October, and now it's being billed more regularly.

**Q:  Any other big clients?**

WhereBy.Us:  Some of our recent clients include Lyft, Miami-Dade County, Curacao Tourist Board, Wealthsimple, Citi, Baptist Health, and the Greater Miami Convention and Visitors Bureau.

**Q:  How are you determining the growth rate for small and big clients?**

WhereBy.Us:  It's based on our historical performance and close times. The sales cycle of the small clients is about twice as fast as the sales cycle on the bigger clients. We're getting faster overall, but that ratio has remained constant.

**Q:  Can you give me an idea on what the plan is to break into your third, fourth, and fifth markets?**

WhereBy.Us:  In terms of market decisions, we look at: the population of educated young people living and working in the city (that is our core user base); the growth rate of that population; the business activity of startups and fortune 500 companies; and what is happening around the change of neighborhoods. We also look at the competitive landscape and whether we can scale quickly. There are about 25 cities around the US that fit our criteria. We're in the process this summer of identifying and starting to network in those next cities.

**Q:  For Brand 3 – why are you expecting that 50% growth rate for the first 6 months?**

WhereBy.Us:  We've learned historically that that is the initial ramp up growth. Through our experiences in Miami and Seattle, we've designed a marketing and growth strategy to let us hit that growth rate consistently.

**Q:  Why the drop off in Advertising in December and January?**

WhereBy.Us:  In December and January, we beat our initial projections. But in December, we turned off the ad platform for a few weeks to do maintenance and upgrades. We didn't charge anyone for that. In January, we reset the sales model for advertising and the packages. We restructured everything for the launch of our new features - it's self service and all of that revenue now has nearly 0 cost. That's allowed us to get where we are now with 10% of revenue coming from advertising.



**Q: Are you on track to hit the membership revenue expectation for January?**

WhereBy.Us: We launched that a month late – In February, but we passed that goal in February, not January. We actually did some early testing with membership and that conversion is actually closer to 4% (we did the test in 2015 with New Tropic) – so the model is a relatively conservative to what we have seen historically.

**Q: What is going on with your E-commerce line?**

WhereBy.Us: This is revenue that would previously have been in the same line item as advertising. In June, we split them out as separate products. The E- commerce stuff is events and merchandise for us. The way that we are targeting that is we are seeing a lot of creativity on the local level around these things, but in a relatively inefficient way. The thing we see opportunity around is to work with local creators and organizations that create designs, and then we promote them through our media brand. We are working on this a bit more right now – we want to rollout a portion of the site that allows people to apply to be listed.

**Q: What goes into the creative marketing cost of goods sold?**

WhereBy.Us: Prior to the middle of last year, we didn't have anybody on commission sales – we had sales staff, but no commissions. We weren't building in a baseline cost around production and social. The way we do our packages is that every package had its own price associated with it and we would price it on a per project basis – rather than a recurring project model. The production costs around the old model would be sold separately to the client and we would incur them below that line (expenses). Now we have commissioned salespeople in both of the markets and we build out 10% of the cost for social media and other spends – so that's why you see that showing up there.

**Q: Do you plan to increase salaries following the raise?**

WhereBy.Us: No.

**Q: How are your expenses climbing?**

WhereBy.Us: Essentially what we have happening here is – it's people almost entirely. There were 4 people added between August and December. We also ramped up operations in Seattle. The big increases month over month is personnel and a bit on the operating costs based on tech and travel and G&A.

**Q: The city cost model on the assumptions, what is this?**

WhereBy.Us: This covers everything to launch – the thing that is not represented here is time. The actual outlays are minor, but the time for our staff invested is huge – salaries.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

| TERMS & DESCRIPTION | REGULATION D - RULE 506(C) | REGULATION CF |
|---|---|---|
| Investor Types | Accredited Only | Accredited and Non-accredited |
| Round description | Seed | Seed |
| Round size | US $750,000 | US $750,000 |
| Minimum investment | $20,000 | US $500 |
| Target minimum | US $70,000 | US $70,000 |
| Security type | Crowd Note | Crowd Note |
| Conversion discount | 20.0% | 20.0% |
| Valuation cap | US $5,000,000 | US $5,000,000 |
| Interest rate | 7.0% | 7.0% |
| Closing Amount | The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $70,000 under the Combined Offerings (the "Closing Amount") by the campaign end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. | The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $70,000 under the Combined Offerings (the "Closing Amount") by the campaign end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. |

## Use of Proceeds

If Minimum Amount Is Raised

Technology Developme...
New Market Expansion

If Maximum Amount Is Raised

Technology Developme...
New Market Expansion

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Overview
Team Story
Term Sheet
Financial Discussion
SeedInvest

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of WhereBy.Us's prior rounds by year.

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This chart does not represent guarantees of future valuation growth and/or declines.

## Pre-Seed

| | |
|---|---|
| Round Size | US $250,000 |
| Close Date | Dec 15, 2014 |
| Security Type | Convertible Note |

## Seed

| | |
|---|---|
| Round Size | US $750,000 |
| Close Date | Jan 31, 2016 |
| Security Type | Convertible Note |
| Valuation Cap | US $5,000,000 |

## Financial Discussion

**Financial Statements**

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

**Financial Condition**

We began operations in July 2014. As of December 31, 2016, we had not commenced full-scale operations. Our activities since inception have consisted of product and business development, and efforts to raise capital. Once we commence our planned full-scale principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's plans or failing to profitably operate the business.

**Results of Operations**

Our audience grew more than 200% in 2016, to a total newsletter/social user base of 58,000 at the end of the fourth quarter. We also launched our model in a second city, Seattle, in October 2016. We have three customer segments: (1) large brands that hire our Creative Studio, (2) small local customers that purchase advertising campaigns, and (3) our local users, who purchase memberships, event tickets, and merchandise.

The company's net revenue for the year ended December 31, 2016 was $482,540, a 134% increase from $206,060 in 2015. The company recognizes revenue when persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, delivery has occurred or services have been provided, the fee is fixed or determinable, and collection is reasonably assured. Cost of net revenues consists of sales commissions, client production costs, and processing/transaction fees on credit card payments. The cost of net revenues for the years ended December 31, 2016 and 2015, respectively, were $22,109 and $38,866, resulting in gross profits of $460,431 and $167,194.

The company's operating expenses consist of compensation and benefits, general and administrative expenses, sales and marketing expenses, and research and development expenses. Operating expenses in 2016 amounted to $937,187, a 130% increase from $407,561 in 2015. The primary components of this increase were due to:

- A 133% increase in compensation and benefits to $646,640;

- A 99% increase in general and administrative expenses to $255,555;

- A 1,242% increase in sales and marketing expenses to $24,205; and

- An increase in research and development expenses to $10,787 from $0 during the previous year.

The company also incurred interest expenses of $30,803 in 2016 and $99 in 2015.

Based on the foregoing factors, the company's net loss from operations was $507,559 in 2016, a 111% increase from losses of $240,466 in 2015.

The company had net operating loss carryforwards of $756,616 and $281,370 as of December 31, 2016 and 2015, respectively, which together with certain book-to-tax differences resulted in net tax assets of $296,306 and $105,917 as of December 31, 2016 and 2015, respectively. Deferred tax assets are determined using the company's effective blended Federal and state tax rate of 37.6%. Due to uncertainty as to the company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

Since the end of the period covered by the financial statements, our revenues have increased because of our newsletter advertising technology and the start of sales operations in Seattle. Our expenses increased slightly due to hiring a new employee prior to year-end 2016. Other than this new employee, expenses are unchanged.

**Liquidity and Capital Resources; Future Trends**

The company is a business that has not yet generated profits, has sustained net losses of $507,559 and $240,466 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $789,930 and $282,371 as of December 31, 2016 and 2015, respectively. The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt

Highlights       Overview

The Company       Team Story

Q&A with Founder       Term Sheet

      Financial Discussion

Market Landscape

Data Room

SeedInvest

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about the ability of the company to continue as a going concern for a reasonable period of time.

The revenue potential for Creative Studio clients ranges from $5,000 to $10,000 per month, with 3-12 month contracts. In 2017, this revenue accounts for 75% of our projected income at $1.6m. Advertising customers comprise 5% of our 2016 revenue, but are projected to double to 10% of our revenue in 2017 as we deploy new technology that offers targeting, live reporting, and additional features that increase our inventory and price per ad placement. This technology is the foundation of our scalability for the future, as we project an increase to 50% of total revenue over 5 years. We also generate revenue from users directly through our annual membership program, event tickets, and merchandise. This user revenue comprises 5% of our revenue in 2016, but is projected to grow to 15% in 2017.

In 2017, the company issued $132,500 of convertible promissory notes to five investors. The convertible promissory notes bear interest at 7% and mature in 2020. The terms of the convertible promissory notes are similar to the 2016 and 2015 issuances to seed investors. The company also issued 551,600 shares of Common Stock to employees in 2017. In late 2016, the company entered into advisor agreements for compensation of 1.5% of the company's Common Stock. The company has not yet entered into restricted stock purchase agreements with those advisors, but it plans to enter into those agreements.

The company's current burn rate is $39,308 per month. We do not anticipate an increased burn rate after the offering, due to expected increases in revenue.

**Indebtedness**

Christopher Sopher advanced funds to the company in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to Christopher Sopher under the arrangement was $500 at each date. This advance bears no interest and is considered payable on demand.

We have raised $1,047,500 from the Knight Foundation and from other seed investors through the issuance of convertible subordinated promissory notes. $250,000 of the amount invested by the Knight Foundation has different terms than the other notes (see "Other classes of securities of the company"). The maturity dates of these notes range from 2018 through 2020. As of December 31, 2016 and 2015, none of the convertible promissory notes had been converted and all remained outstanding in the full principal amounts. Accrued interest as of December 31, 2016 and 2015, totaled $29,822 and $99, respectively.

**Recent Offerings of Securities**

We have made the following issuances of securities within the last three years:

On November 4, 2014, we granted 3,800,000 shares of Common Stock to Christopher Sopher in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.80 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

On November 4, 2014, we granted 3,100,000 shares of Common Stock to Rebekah Monson in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.10 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

On November 4, 2014, we granted 3,100,000 shares of Common Stock to Bruce Pinchbeck in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.10 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

On December 12, 2014, we sold and issued to the Knight Foundation a note in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $250,000 (see "Convertible Subordinated Promissory Notes – Knight Foundation", "Indebtedness", and "Ownership"). We used the proceeds of this offering solely to support the research and educational activities and the charitable, scientific, and educational purposes described in Exhibit B and in accordance with the budget established in Exhibit C of the Note Purchase Agreement.

On November 16, 2015, we granted 319,151 shares of Common Stock to Christopher Adamo in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.19 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

On January 9, 2017, we granted 220,650 shares of Common Stock to Anika Anand in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $220.65 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

On January 9, 2017, we granted 110,300 shares of Common Stock to Ernest Hsiung in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $110.30 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

On January 9, 2017, we granted 220,650 shares of Common Stock to Monica Guzman Preston in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $220.65 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

From October 2015 to May 2017, we sold and issued to seed investors twenty-three separate notes in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $797,500 (see "Convertible Subordinated Promissory Notes – Seed Investors", "Indebtedness", and "Ownership"). Two of these investors, Terry R. Sopher Sr and Harriet Sopher, are the father and mother of Christopher Sopher (see "Related party transactions"). We used the proceeds from this offering for general business purposes.

We have also entered into advisor agreements for compensation of 1.5% of the company's Common Stock. We have not yet entered into restricted stock purchase agreements with those advisors, but we plan to enter into those agreements.

**Valuation**

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

## Market Landscape

### Our growing, underserved market

Nationwide, local marketing/engagement/advertising spending is growing rapidly in our target markets, with digital taking an increasingly larger share. A BIA/Kelsey report projects the current $145b local advertising market will grow to $175b by 2021.

In 2016, online interactive accounted for 12.5% ($18b), mobile for 10.8% ($15.6b), and e-mail for 1.8% ($2.61b) of all local advertising spending. As their shares grow, by 2021 this will be a combined $45b+ total addressable market in business spending. We're particularly focused on the e-mail and online interactive markets, where there is little competition and more room for new entrants to capture customer spending.

There are more than 30 million potential users in our millennial market (20-45, educated, living/working in the urban core), and customers are spending as much as 5x more on them than on other demographics (Turn, 2016). The industries spending the most on these industries (finance, travel, autos, food/nightlife, entertainment, health, technology) are highly aligned with our existing customer base and our business model momentum in our current cities. As we grow to additional markets, we are targeting the opportunity to develop multimarket relationships with this clients as our platform enables us to capture an exponentially larger share of total spending in our market.

### The competitive landscape

Our competitive landscape consists of:

**Traditional local media publishers (newspapers, TV, radio, alt weeklies)**
These outlets typically have large gross audience numbers, but struggle with engagement and with revenue as print/broadcast/online display continues to be disrupted at the local level. Our research also shows low brand retention and loyalty among our target demographic with existing traditional publishers. We operate symbiotically with these players, sending significant traffic to them through our email and social channels as we curate their content; and often partnering with them on local content projects. We're able to experiment more nimbly in new spaces and technologies, and build loyal audience more quickly through our platform.

**Online local media startups**

There is a small cohort of online local news startups that have built publications in various cities around the US in the last 5 years. These publications are built on traditional content models, relying on large amounts of content production along with display advertising, listing fees, and event tickets to generate revenue. These players have not invested heavily in technology, and our model is significantly less expensive to operate at a local level, which allows us to move more quickly. Again, because we don't monetize on content traffic, we operate symbiotically with these players.

**Creative agencies and local marketing firms**

Some of our existing or potential clients work with creative or marketing or public relations firms in our cities (or national firms that sometimes work locally). We often work alongside these agencies to execute awareness/engagement projects through our Creative Studio. Our built-in audience, and deep understanding of that audience, give us a competitive advantage to a typical creative firm, while allowing us to maintain a scalable service model.

## Risks and Disclosures

**This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price services right and sell them to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

**We have a small management team.** We depend on the skills and experience of a small management team and senior employees that are very important to the company. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

**We will need more people to join our company.** We will need additional employees. We have had strong success hiring in our existing markets, due to strong interest in our mission from talented people in our target areas (media, technology, etc). We have also benefited from relatively thin professional job opportunities in our space in Miami, which means we are able to find extremely talented locals who do not see significant opportunity in their existing company or track. The challenge relates to scale -- as we grow, many of the best people we'll want to work with are not based in our cities, but in other markets like New York. We have focused on designing our company to allow remote employees, with an eye to future growth, but there can be no assurance that we can scale appropriately.

**The company may encounter regulatory requirements that are unanticipated or onerous in cost or execution.** New regulations may be introduced at any time. Such regulations could be burdensome in terms of management attention, and they could be difficult or expensive to meet. The company may not be able to adjust its prices to reflect the additional cost of regulation.

**The company is controlled by its officers and directors.** Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck currently hold the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. They are also directors and officers of the company. Investors in Crowd Notes will not have the ability to control a vote by the shareholders or the Board.

**Our company relies on a multi-city model.** A multi-city model requires efficiently operating unique media brands in many markets. We have focused on designing a technology platform and a replicable model that can overcome this risk, but we may face additional risks as we continue to grow and move into more cities.

**Our addressable market varies by city.** We are focused on 25-45 year-olds with some college or higher education, living and working around the urban core of their city. We target 10% market share for owned and operated audience (our newsletter). This is not a new market, but we're serving and monetizing it in a new way. We use census data to estimate the addressable market, and our calculations on conversion and local marketing spending to estimate market value. We may face problems associated with different markets in new cities.

**The media landscape is changing.** We will focus on staying ahead of changing user habits and brand spending by remaining in touch with our users through research and data. The biggest trend we are tracking is the movement of digital advertisers away from traditional CPM impression pricing toward other measures, such as engagement, conversion, and time on site. This is generally a positive trend for us, as we are focused already on delivering against these metrics. The company may not be successful if we are not able to keep up with the changing media landscape.

**Unauthorized access to user information will expose the company to litigation, reputational, and financial risk.** While we use industry standard encryption and other tools to maintain our platform, there can be no assurance we cannot be hacked. We use third party gateways to handle credit cards and other sensitive user data, which reduces our exposure. The company does not currently maintain cybersecurity insurance, however this is in our roadmap for 2017 as we begin leveraging more user data through our platform.

**We have a number of competitors more established than we are.** There are local competitors in each market with significantly more cash on hand than our company. Our ability to be nimble and innovate around challenges may not outweigh the advantages to well-capitalized legacy publishers.

**The company may need more money.** The company might not sell enough Crowd Notes both in the Regulation CF offering and the concurrent 506(c) offering to meet its operating needs and fulfill its plans. If that happens, it may cease operating and you will get nothing. Even if the company sells all of the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if the company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

**We have not commenced full-scale operations and are likely to operate at a loss in the near future.** As of December 31, 2016, the company has not commenced full-scale operations. The company's activities since inception have consisted of product development, business development, and efforts to raise capital. Once the company commences its planned full-scale principal operations, it will incur significant additional expenses. The company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's plans or failing to profitably operate the business.

**Our financial statements include a "going concern" note.** The company is a business that has not yet generated profits, has sustained net losses of $507,559 and $240,466 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $789,930 and $282,371 as of December 31, 2016 and 2015, respectively. The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

**Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

## Data Room

| NAME | TYPE |
|---|---|
| Pitch Deck and Overview (1 file) | Folder |
| Product or Service (18 files) | Folder |
| Financials (2 files) | Folder |
| Fundraising Round (3 files) | Folder |
| Investor Agreements (1 file) | Folder |
| Miscellaneous (1 file) | Folder |

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